UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _)*

Globalink, Inc.
(Name of Issuer)

Common Stock, $.01__par value per share
(Title of Class of Securities)

37936V 10 2
(CUSIP Number)

Brian W. Pusch, Esq.
Law Offices of Brian W Pusch
Penthouse Suite
29 West 57th Street
New York, New York 10019
(212) 980-0408
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

September 3, 1997
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37936V 10 2

     1)     Name of Reporting Persons: Pangaea Fund Limited

          S.S. or I.R.S. Identification Nos. of Above Persons:  None
     2)     Check the Appropriate Box if a Member of a Group (see
          Instructions)
          (a)
          (b)
     3)     SEC Use Only
     4)     Source of Funds (See Instructions): OO (None)
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
     6)     Citizenship or Place of Organization:    British Virgin Islands
Number of      (7) Sole Voting Power:     119,181 (see Item 5)
Shares Bene-   (8) Shared Voting Power:
ficially       (9) Sole Dispositive Power:     119,181 (see Item 5)
Owned by       (10) Shared Dispositive Power:
Each Reporting
Person With
     11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                 119,181 (see Item 5)
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instruction):
     13)     Percent of Class Represented by Amount in Row (11):    1.4%
     14)     Type of Reporting Person (See Instructions):   CO

CUSIP No. 37936V 10 2

     1)     Name of Reporting Persons: Pangaea Asset Management, Inc.

          S.S. or I.R.S. Identification Nos. of Above Persons:
     2)     Check the Appropriate Box if a Member of a Group (see
          Instructions)
          (a)
          (b)
     3)     SEC Use Only
     4)     Source of Funds (See Instructions):  N/A
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
     6)     Citizenship or Place of Organization:    Delaware
Number of     (7) Sole Voting Power:
Shares Bene-      (8) Shared Voting Power:
ficially     (9) Sole Dispositive Power:
Owned by     (10) Shared Dispositive Power:     119,181 (see Item 5)
Each Reporting
Person With
     11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                 119,181 (see Item 5)
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instruction):
     13)     Percent of Class Represented by Amount in Row (11):    1.4%
     14)     Type of Reporting Person (See Instructions):   CO

CUSIP No. 37936V 10 2

     1)     Name of Reporting Persons: Lucas Tanner

          S.S. or I.R.S. Identification Nos. of Above Persons:
     2)     Check the Appropriate Box if a Member of a Group (see
          Instructions)
          (a)
          (b)
     3)     SEC Use Only
     4)     Source of Funds (See Instructions):  N/A
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
     6)     Citizenship or Place of Organization:    United States
Number of     (7) Sole Voting Power:
Shares Bene-      (8) Shared Voting Power:
ficially     (9) Sole Dispositive Power:
Owned by     (10) Shared Dispositive Power:     119,181 (see Item 5)
Each Reporting
Person With
     11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                 119,181 (see Item 5)
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instruction):
     13)     Percent of Class Represented by Amount in Row (11):    1.4%
     14)     Type of Reporting Person (See Instructions):   IN

SCHEDULE 13D

Item 1.	Security and Issuer.

          This Statement relates to the Common Stock, $.01 par value ("Common Stock"), of Globalink, Inc. a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 9302 Lee Highway, 12th Floor, Fairfax, Virginia 22031.


Item 2.	Identity and Background.

          (a) This Statement is being filed on behalf of Pangaea Fund Limited, a British Virgin Islands corporation (the "Fund"), Pangaea Asset Management, Inc., a Delaware corporation ("PAMI"), and Lucas Tanner ("Mr. Tanner"). The foregoing persons are hereinafter sometimes collectively referred to as "Reporting Persons." Information as to each Reporting Person set forth in this Statement has been provided by such Reporting Person.

          Set forth below is certain information with respect to each of the Reporting Persons and each of the persons enumerated in General Instruction C to Schedule 13D.

          (1)  The Fund.  The executive officers and
directors of the Fund are:

  Name                       Title
  ----                       -----
Rhonda McDeigan-Eldridge     President; Director

Cedric L. Carroll            Vice President and Treasurer;
                             Director

Janet P. Thompson            Vice President and Assistant
                             Secretary

Dorothea I. Thompson         Vice President

Helen A. Forbes              Secretary

          The business address of the Fund and each natural person identified in Item 2(a)(1) of this Statement is c/o MeesPierson
Fund Services (Bahamas) Limited, Windermere House, 404 East Bay
Street, P.O. Box SS-6238, Nassau, Bahamas.

          The Fund's principal business is securities investing and trading. The present principal occupation and employment of each of the natural persons identified in Item 2(a)(1) of this Statement is Manager-Fund Administration, or in the case of Ms. McDeigan-Eldridge, Manager-Operations, of MeesPierson Fund Services (Bahamas) Limited, whose business address is Windermere House, 404 East Bay Street, P.O. Box SS-6238, Nassau, Bahamas.

Each of such natural persons is a citizen of the Commonwealth of the Bahamas.

          (2) PAMI. Lucas Tanner is the sole director and President, Treasurer and Secretary of PAMI. There are no other executive officers of PAMI. PAMI's principal business is the provision of investment and financial services. PAMI is the investment adviser to the Fund. The business address of PAMI is 250 Kitchawan Road, South Salem, New York 10590.

          (3) Mr. Tanner. Mr. Tanner's business address is Tanner, Unman & Co., Incorporated ("TUC"), 300 Park Avenue, 17th Floor, New York, New York 10022. His present principal occupation and employment is as President of TUC, an investment and financial services firm. Mr. Tanner is the sole stockholder of PAMI. He is a citizen of the United States.

          (b) During the last five years, none of the persons listed in Item 2(a) of this Statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (c) During the last five years, none of the persons listed in Item 2(a) of this Statement has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which was to subject such person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

          This Statement is being filed by the Fund by reason of its acquisition in a single transaction on September 3, 1997 of 2,304,805 shares (the "Exchange Shares") of Common Stock in exchange for all 2,302 outstanding shares (the "Preferred Shares") of Series A-3 Convertible Preferred Stock, $.01 par value, of the Issuer. The Preferred Shares were purchased by the Fund from the Issuer in a private placement transaction on March 27, 1997 for an aggregate cash consideration of $2,302,000. No consideration other than the Preferred Shares was paid by the Fund to acquire the Exchange Shares. As described in the response to Item 5 of this Statement, on September 4, 1997 the Fund sold 2,040,000 of the Exchange Shares so that, as of the date of this Statement, the Fund beneficially owned less than five percent of the outstanding shares of Common Stock.

          The 119,181 shares (the "Warrant Shares") of Common
Stock reported as beneficially owned by the Reporting Persons in response to Item 5 of this Statement represent shares which the

Fund has the right to acquire upon the exercise of certain Warrants (the "Warrants"). The Warrants are exercisable for 33,613 Warrant Shares at an exercise price per share of $5.25, subject to adjustment, and 85,568 Warrant Shares at an exercise price of $4.30 per share, subject to adjustment. The Warrants were issued in connection with the purchase by the Fund of other equity securities of the Issuer in separate private placement transactions on October 3, 1996 and March 27, 1997.


Item 4.  Purpose of Transaction.

          The Fund acquired the Warrants and acquired and sold the shares of Common Stock reported in Item 5 of this Statement as part of its securities investing and trading activities. The Fund may acquire additional shares of Common Stock or sell such shares at any time or from time to time. Subject to the foregoing, neither the Fund nor any of the other persons identified in Item 2(a) of this Statement has plans or proposals which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancy on the board of directors of the Issuer;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change to the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Securities Exchange Act of 1934, as amended; or

          (j)  Any action similar to those enumerated above.


Item 5.  Interest in Securities of the Issuer.

          (a) As of the date of this Statement, the Fund is the direct beneficial owner of 119,181 shares of Common Stock which the Fund has the right to acquire upon the exercise of the Warrants. Such Warrant Shares represent approximately 1.4% of the outstanding shares* of Common Stock. The Exchange Shares represent approximately 27.6% of the outstanding shares. However, since 2,040,000 of the Exchange Shares were sold on September 4, 1997 and the remaining Exchange Shares were delivered to settle other sales by the Fund, the Exchange Shares are not reported as beneficially owned by the Reporting Persons as of the date of this Statement.

          (b) PAMI, in its capacity as investment advisor to the Fund, shares with the Fund the power to dispose or to direct the disposition of the 119,181 Warrant Shares owned directly by the Fund. Mr. Tanner, by reason of his position as the sole stockholder, director and executive officer of PAMI, may be deemed to indirectly share the power to dispose or direct the disposition of the Warrant Shares. Except as described in this Item 5(a), no other person identified in Item 2(a) of this Statement has or shares the power to dispose or the power to vote the shares of Common Stock owned beneficially by the Fund.

          (c) Exhibit 1 hereto describes transactions in the shares of Common Stock effected during the past 60 days by the Fund. When the Exchange Shares were acquired on September 3, 1997 in exchange for the Preferred Shares, the Issuer inadvertently included an additional 102,515 shares in the stock certificate delivered to the Fund. Accordingly, as shown on Exhibit 1, such additional 102,515 shares were returned to the Issuer on September 4, 1997 for no consideration and are not outstanding at the date hereof. Except as set forth above and on Exhibit 1 to this Statement, there have been no transactions in shares of Common Stock by any of the persons identified in Item 2(a) of this Statement during the past 60 days.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Fund.

------------------------------
* The number of outstanding shares is based on the sum of 6,045,948 shares reported on the Issuer's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1997 plus the 2,304,805 Exchange Shares.

          (e) On September 4, 1997, the Fund ceased to be the beneficial owner of more than five percent of the Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          There exist no contracts, arrangements, understandings or relationships between any of the persons identified in Item
2(a) of this Statement and any other person with respect to the securities of the Issuer, except as follows:

          Pursuant to a letter agreement, dated as of September 4, 1997, the Issuer and the Fund confirmed their agreement regarding the exchange of the Exchange Shares for the Preferred Shares. The letter agreement confirmed that the Exchange Shares are entitled to the benefits of the Registration Rights Agreement, dated as of March 26, 1997, between the Issuer and the Fund and, pursuant thereto, the Exchange Shares may be publicly resold pursuant to the Issuer's Registration Statement filed on April 21, 1997 under the Securities Act of 1933, as amended.


Item 7.  Material to be Filed as Exhibits.

          The following are filed herewith as Exhibits to this
Statement:

Exhibit No.

1. Information concerning transactions in the Common Stock affected by the Fund in the past 60 days.

2. Joint Filing Agreement, dated September 15, 1997, among the Reporting Persons.

3. Letter agreement, dated as of September 4, 1997, between the Issuer and Pangaea.

4. Subscription Agreement, dated as of March 26, 1997, between the Issuer and the Fund, incorporated by reference to Exhibit 10.01 to the Issuer's Current
Report on Form 8-K dated March 27, 1997.

5.  Registration Rights Agreement, dated as of March 26,
1997, between the Issuer and the Fund.*

6. Warrant, dated March 27, 1997, to purchase 85,568 shares of Common Stock issued by the Issuer to the Fund.

7. Warrant Purchase Agreement, dated as of October 2, 1996, between the Issuer and the Fund, incorporated by reference to Exhibit 4.1(c) to the Issuer's Annual
Report on Form 10-KSB for the year ended December 31, 1996.

8.  Warrant, dated October 3, 1996, to purchase 33,613
shares of Common Stock issued by the Issuer to the Fund.
----------
*To be filed by amendment.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  September 15, 1997

                    PANGAEA FUND LIMITED

                    By   /s/ Cedric L. Carroll
                      Name:  Cedric L. Carroll
                      Title:  Vice-President


                    By  /s/ Rhonda McDeigan-Eldridge
                      Name:  Rhonda McDeigan-Eldridge
                      Title:  President



                    PANGAEA ASSET MANAGEMENT,
                       INC.



                    By   /s/ Lucas Tanner
                      Lucas Tanner
                      President




                      /s/ Lucas Tanner
                      Lucas Tanner

Exhibit 1

The following table sets forth certain information concerning the shares of Common Stock purchased and sold by the Fund during the 60-day period preceding the date of this Statement to which this
Exhibit 1 is attached. Except as noted below, all purchases and sales were made through transactions effected on the American Stock Exchange.

                                                        Average Price Per
                                                        Share (Exclusive
Date          Purchase/Sale, Etc.     No. of Shares      of Commissions)
7/22/97         Sale                      10,000           $3.19
7/23/97         Sale                         300            2.98
7/23/97         Sale                       1,000            3.04
7/24/97         Sale                         900            3.04
7/28/97         Sale                       2,800            3.06
7/29/97         Sale                         200            2.81
7/29/97         Purchase                  77,463 (1)          --
7/29/97         Sale                       4,000            3.00
7/29/97         Sale                       3,000            2.93
7/30/97         Sale                       2,400            2.81
8/15/97         Sale                       5,000            2.44
8/18/97         Sale                       2,500            2.55
8/19/97         Sale                       1,000            2.50
8/19/97         Sale                       2,000            2.50
8/19/97         Sale                       1,000            2.50
8/19/97         Sale                         200            2.50
8/19/97         Sale                         300            2.50
8/25/97         Sale                       9,400            2.44
8/27/97         Sale                       1,232            2.08
8/27/97         Sale                       8,768            2.08
8/27/97         Sale                      21,400            1.98
8/27/97         Sale                       7,100            2.06
8/27/97         Sale                       7,900            2.00
8/27/97         Sale                       2,500            2.00
8/27/97         Sale                       2,500            2.00
8/27/97         Sale                       5,500            2.00
8/28/97         Sale                      21,295            1.94
8/28/97         Sale                      20,205            1.94
8/29/97         Sale                         500            1.82
9/2/97          Sale                      31,500            1.68
9/3/97          Purchase               2,407,320 (2)          --
9/3/97          Sale                     213,100            1.47
9/4/97          Sale                   2,040,000            1.09
9/4/97          Transfer                 102,515 (2)          --

______________
(1) Issued upon conversion of 200 shares of Series A-3 Convertible Preferred Stock of the Issuer.
(2) Includes 2,304,805 Exchange Shares issued in exchange for the Fund's Preferred Shares plus 102,515 additional shares delivered in error and returned to Issuer. See
Item 5(c) of this Statement.
                                 1-1

Exhibit 2


JOINT FILING AGREEMENT

          This will confirm the agreement by and among all the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership of the undersigned of shares of common stock of Globalink, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  September 15, 1997

                    PANGAEA FUND LIMITED



                    By   /s/ Cedric L. Carroll
                         Name:  Cedric L. Carroll
                         Title:  Vice-President


                    By  /s/ Rhonda McDeigan-Eldridge
                         Name:  Rhonda McDeigan-Eldridge
                         Title:  President



                    PANGAEA ASSET MANAGEMENT,
                       INC.



                    By   /s/ Lucas Tanner
                         Lucas Tanner
                         President




                      /s/ Lucas Tanner
                         Lucas Tanner



                                 2-1
Exhibit 3
---------

PANGAEA FUND LIMITED
c/o MeesPierson Fund Services (Bahamas) Limited
Windermere House
404 East Bay Street
P.O. Box SS-6238
Nassau, Bahamas


                    As of September 4, 1997


VIA FACSIMILE

Globalink, Inc.
9302 Lee Highway 12th Floor
Fairfax, Virginia  22031



Dear Sir or Madam:

          This will confirm that Pangaea Fund Limited (the "Stockholder") hereby accepts the offer of Globalink, Inc., a Delaware corporation (the "Company") to exchange 2,304,805 shares (the "Common Shares") of Common Stock, $.01 par value, of the Company for 2,302 shares of Series A-3 Convertible Preferred Stock, $.01 par value (the "Preferred Stock") of the Company. This exchange will be in lieu of the exercise of any conversion rights appurtenant to the Preferred Stock.

          The Stockholder understands that the Company agrees that, for purposes of the Registration Rights Agreement, dated as of March 26, 1997, by and between the Company and the Stockholder (the "Registration Rights Agreement"), the Common Shares shall be Registrable Securities (as defined in the Registration Rights Agreement) and that the Common Shares may be sold pursuant to the Company's Registration Statement on Form S-3 (Registration No. 333-25677).

          The Stockholder agrees to sell the Common Shares in a trade made as of the date of this letter. Inasmuch as the Company has delivered to the Stockholder a certificate for 2,407,320 shares of Common Stock in respect of the exchange referred to in this letter, the Stockholder will return 102,515 shares of Common Stock to the Company as promptly as practicable.

          Please indicate the Company's confirmation by signing a

copy of this letter and returning it to us by facsimile, c/o
Pangaea Asset Management, Inc., (212) 572-6423.

                    Very truly yours,

                    PANGAEA FUND LIMITED



By:
     Title:

Accepted and agreed as
of the above date:

GLOBALINK, INC.



By:
   Title:
Exhibit 6
---------

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN OPINION OF COUNSEL THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT.

Right to Purchase 33,613 Shares
of Common Stock of Globalink,
Inc.


GLOBALINK, INC.

Common Stock Purchase Warrant


          GLOBALINK, INC., a Delaware corporation (the "Company"), hereby certifies that, for value received, Pangaea Fund Limited or registered assigns (the "Holder"), is entitled, subject to the terms set forth below, to purchase from the Company at any time or from time to time after the date hereof, and before 5:00 p.m., New York City time, on the Expiration Date (as hereinafter defined), 33,613 fully paid and nonassessable shares of Common Stock, $.01 par value per share, of the Company at a purchase price per share equal to the Purchase Price (as hereinafter defined). The number of such shares of Common Stock and the Purchase Price are subject to adjustment as provided in this Warrant.

          As used herein the following terms, unless the context otherwise requires, have the following respective meanings:

     (a) The term "Business Day" as used herein shall mean a day on which the New York Stock Exchange is open for business.

     (b) The term "Common Stock" includes the Company's Common Stock, $.01 par value per share, as authorized on the date hereof, and any other securities into which or for which the Common Stock may be converted or exchanged pursuant to a plan of recapitalization, reorganization, merger, sale of assets or otherwise.

     (c)     The term "Company" shall include Globalink, Inc., a
Delaware corporation, and any corporation that shall succeed to or assume the obligation of Globalink, Inc. hereunder.

     (d)     The term "Expiration Date" refers to October  ,
2000.

     (e) The term "Other Securities" refers to any stock (other than Common Stock) and other securities of the Company or any other person (corporate or otherwise) which the Holder of this Warrant at any time shall be entitled to receive, or shall have received, on the exercise of this Warrant, in lieu of or in addition to Common Stock, or which at any time shall be issuable or shall have been issued in exchange for or in replacement of Common Stock or Other Securities pursuant to
Section 4.

     (f)     The term "Purchase Price" shall mean $5.25.

          1.     Exercise of Warrant.

          1.1 Exercise at Option of Holder. (a) This Warrant may be exercised by the Holder hereof in full or in part at any time or from time to time during the exercise period specified in the first paragraph hereof until the Expiration Date by surrender of this Warrant and the subscription form annexed hereto (duly executed) by such Holder, to the Company at its principal office, accompanied by payment, in cash or by certified or official bank check payable to the order of the Company in the amount obtained by multiplying (a) the number of shares of Common Stock designated by the Holder in the subscription form by (b) the Purchase Price then in effect. On any partial exercise the Company will forthwith issue and deliver to or upon the order of the Holder hereof a new Warrant or Warrants of like tenor, in the name of the Holder hereof or as such Holder (upon payment by such Holder of any applicable transfer taxes) may request, providing in the aggregate on the face or faces thereof for the purchase of the number of shares of Common Stock for which such Warrant or Warrants may still be exercised.

          (b) Notwithstanding any other provision of this Warrant, in no event shall the Holder be entitled at any time to purchase a number of shares of Common Stock on exercise of this Warrant in excess of that number of shares upon purchase of which the sum of
(1) the number of shares of Common Stock beneficially owned by the Holder and any person whose beneficial ownership of shares of Common Stock would be aggregated with such holder's beneficial ownership of shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Regulation 13D-G thereunder (each a "Restricted Person" and collectively, the "Restricted Persons") (other than shares of Common Stock deemed beneficially owned through the ownership of the unexercised portion of this Warrant or any warrant containing a restriction similar to this Section 1(b) which is beneficially owned by any such Restricted Person) and (2) the number of shares of Common Stock issuable upon exercise of the portion of this Warrant with respect to which the determination in this sentence is being made, would result in beneficial ownership by any Restricted Person of more than 4.9% of the outstanding shares of Common Stock. For purposes of the immediately preceding sentence, beneficial ownership shall be determined in accordance with
Section 13(d) of the Exchange Act and Regulation 13D-G thereunder, except as otherwise provided in clause (1) of the immediately preceding sentence.

          1.2 Net Issuance. Notwithstanding anything to the contrary contained in Section 1.1, the Holder may elect to exercise this Warrant in whole or in part by receiving shares of Common Stock equal to the net issuance value (as determined below) of this Warrant, or any part hereof, upon surrender of this Warrant at the principal office of the Company together with notice of such election, in which event the Company shall issue to the Holder a number of shares of Common Stock computed using the following formula:

          X = Y (A-B)
              -------
                 A

     Where:     X =     the number of shares of Common Stock to be
issued to the Holder

               Y =     the number of shares of Common Stock as to
which this Warrant is to be exercised

               A =     the current fair market value of one share of
Common Stock calculated as of the last trading day immediately preceding the exercise of this Warrant

               B =     the Purchase Price

          As used herein, current fair market value of one share of Common Stock as of a specified date shall mean the average of the closing bid prices of the Common Stock on the principal securities market on which the Common Stock may at the time be traded over a period of five Business Days consisting of the day as of which the current fair market value of a share of Common Stock is being determined (or if such day is not a Business Day, the Business Day next preceding such day) and the four consecutive Business Days prior to such day. If on the date for which current fair market value is to be determined the Common Stock is not eligible for trading on any securities market, the current fair market value of one share of Common Stock shall be the highest price per share which the Company could then obtain from a willing buyer (not a current employee or director) for shares of Common Stock sold by the Company, from authorized but unissued shares, as determined in good faith by the Board of Directors of the Company, unless prior to such date the Company has become subject to a merger, acquisition or other consolidation pursuant to which the Company is not the surviving party, in which case the current fair market value of the Common Stock shall be deemed to be the value received by the holders of the Company's Common Stock for each share thereof pursuant to the Company's acquisition.

          2. Delivery of Stock Certificates, etc., on Exercise. As soon as practicable after the exercise of this Warrant, and in any event within three days thereafter, the Company at its expense (including the payment by it of any applicable issue or stamp taxes) will cause to be issued in the name of and delivered to the Holder hereof, or as such Holder (upon payment by such Holder of any applicable transfer taxes) may direct, a certificate or certificates for the number of fully paid and nonassessable shares of Common Stock (or Other Securities) to which such Holder shall be entitled on such exercise, in such denominations as may be requested by such Holder, plus, in lieu of any fractional share to which such Holder would otherwise be entitled, cash equal to such fraction multiplied by the then current fair market value (as determined in accordance with subsection 1.2) of one full share, together with any other stock or other securities any property (including cash, where applicable) to which such Holder is entitled upon such exercise pursuant to Section 1 or otherwise. Upon exercise of this Warrant as provided herein, the Company's obligation to issue and deliver the certificates for Common Stock shall be absolute and unconditional, irrespective of the absence of any action by the Holder to enforce the same, any waiver or consent with respect to any provision thereof, the recovery of any judgment against any person or any action to enforce the same, any failure or delay in the enforcement of any other obligation of the Company to the Holder, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder of any obligation to the Company, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the Holder in connection with such exercise. If the Company fails to issue and deliver the certificates for the Common Stock to the Holder pursuant to the first sentence of this paragraph as and when required to do so, in addition to any other liabilities the Company may have hereunder and under applicable law, the Company shall pay or reimburse the Holder on demand for all out-of-pocket expenses including, without limitation, fees and expenses of legal counsel incurred by the Holder as a result of such failure.

          3. Adjustment for Dividends in Other Stock, Property, etc.; Reclassification, etc. In case at any time or from time to time, all the holders of Common Stock (or Other Securities) shall have received, or (on or after the record date fixed for the determination of stockholders eligible to receive) shall have become entitled to receive, without payment therefor,

     (a) other or additional stock or other securities or property (other than cash) by way of dividend, or

     (b) any cash (excluding cash dividends payable solely out of earnings or earned surplus of the Company), or

     (c) other or additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, recapitalization, combination of shares or similar corporate rearrangement, other than additional shares of Common Stock (or Other Securities) issued as a stock dividend or in a stock-split (adjustments in respect of which are provided for in Section 5), then and in each such case the Holder of this Warrant, on the exercise hereof as provided in Section 1, shall be entitled to receive the amount of stock and other securities and property (including cash in the cases referred to in subdivisions (b) and (c) of this Section 3) which such Holder would hold on the date of such exercise if on the date hereof the Holder had been the holder of record of the number of shares of Common Stock called for on the face of this Warrant and had thereafter, during the period from the date hereof to and including the date of such exercise, retained such shares and all such other or additional stock and other securities and property (including cash in the case referred to in subdivisions
(b) and (c) of this Section 3) receivable by the Holder as aforesaid during such period, giving effect to all adjustments called for during such period by Section 4.

          4. Adjustment for Reorganization, Consolidation, Merger, etc. In case at any time or from time to time, the Company shall (a) effect a reorganization, (b) consolidate with or merge into any other person, or (c) transfer all or substantially all of its properties or assets to any other person under any plan or arrangement contemplating the dissolution of the Company, then, in each such case, as a condition of such reorganization, consolidation, merger, sale or conveyance, the Company shall give at least 30 days notice to the Holder of such pending transaction whereby the Holder shall have the right to exercise this Warrant prior to any such reorganization, consolidation, merger, sale or conveyance. Any exercise of this Warrant pursuant to notice under this paragraph shall be conditioned upon the closing of such reorganization, consolidation, merger, sale or conveyance which is the subject of the notice and the exercise of this Warrant shall not be deemed to have occurred until immediately prior to the closing of such transaction.

          5. Adjustment for Extraordinary Events. In the event that the Company shall (i) issue additional shares of the Common Stock as a dividend or other distribution on outstanding Common Stock, (ii) subdivide or reclassify its outstanding shares of Common Stock, or (iii) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock, then, in each such event, the Purchase Price shall, simultaneously with the happening of such event, be adjusted by multiplying the then Purchase Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such event and the denominator of which shall be the number of shares of Common Stock outstanding immediately after such event, and the product so obtained shall thereafter be the Purchase Price then in effect. The Purchase Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described herein in this Section 5. The Holder of this Warrant shall thereafter, on the exercise hereof as provided in Section 1, be entitled to receive that number of shares of Common Stock determined by multiplying the number of shares of Common Stock which would be issuable on such exercise as of immediately prior to such issuance by a fraction of which (i) the numerator is the Purchase Price in effect immediately prior to such issuance and (ii) the denominator is the Purchase Price in effect on the date of such exercise.

          6. Further Assurances. The Company will take all action that may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of stock, free from all taxes, liens and charges with respect to the issue thereof, on the exercise of all or any portion of this Warrant from time to time outstanding.

          7.     Notices of Record Date, etc.  In the event of

     (a) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend on, or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, or

     (b) any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any transfer of all or substantially all of the assets of the Company to or consolidation or merger of the Company with or into any other person, or

     (c) any voluntary or involuntary dissolution, liquidation or winding-up of the Company,

then and in each such event the Company will mail or cause to be mailed to the Holder, at least ten days prior to such record date, a notice specifying (i) the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right, (ii) the date on which any such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding-up is to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or Other Securities) shall be entitled to exchange their shares of Common Stock (or Other Securities) for securities or other property deliverable on such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding-up, and (iii) the amount and character of any stock or other securities, or rights or options with respect thereto, proposed to be issued or granted, the date of such proposed issue or grant and the persons or class of persons to whom such proposed issue or grant is to be offered or made. Such notice shall also state that the action in question or the record date is subject to the effectiveness of a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), or a favorable vote of stockholders if either is required. Such notice shall be mailed at least ten days prior to the date specified in such notice on which any such action is to be taken or the record date, whichever is earlier.

          8. Reservation of Stock, etc., Issuable on Exercise of Warrants. The Company will at all times reserve and keep available, solely for issuance and delivery on the exercise of this Warrant, all shares of Common Stock (or Other Securities) from time to time issuable on the exercise of this Warrant.

          9. Transfer of Warrant. This Warrant shall inure to the benefit of the successors to and assigns of the Holder. This Warrant and all rights hereunder, in whole or in part, is registrable at the office or agency of the Company referred to below by the Holder hereof in person or by his duly authorized attorney, upon surrender of this Warrant properly endorsed.

          10. Register of Warrants. The Company shall maintain, at the principal office of the Company (or such other office as it may designate by notice to the Holder hereof), a register in which the Company shall record the name and address of the person in whose name this Warrant has been issued, as well as the name and address of each successor and prior owner of such Warrant. The Company shall be entitled to treat the person in whose name this Warrant is so registered as the sole and absolute owner of this Warrant for all purposes.

          11. Exchange of Warrant. This Warrant is exchangeable, upon the surrender hereof by the Holder hereof at the office or agency of the Company referred to in Section 10, for one or more new Warrants of like tenor representing in the aggregate the right to subscribe for and purchase the number of shares of Common Stock which may be subscribed for purchase hereunder, each of such new Warrants to represent the right to subscribe for and purchase such number of shares as shall be designated by said Holder hereof at the time of such surrender.

          12. Replacement of Warrant. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of any such loss, theft or destruction of this Warrant, on delivery of an indemnity agreement or security reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, on surrender and cancellation of this Warrant, the Company at its expense will execute and deliver, in lieu thereof, a new Warrant of like tenor.

          13. Warrant Agent. The Company may, by written notice to the Holder, appoint an agent having an office in the United States of America, for the purpose of issuing Common Stock (or
Other Securities) on the exercise of this Warrant pursuant to
Section 1, exchanging this Warrant pursuant to Section 11, and replacing this Warrant pursuant to Section 12, or any of the foregoing, and thereafter any such issuance, exchange or replacement, as the case may be, shall be made at such office by such agent.

          14. Remedies. The Company stipulates that the remedies at law of the Holder of this Warrant in the event of any default or threatened default by the Company in the performance of or compliance with any of the terms of this Warrant are not and will not be adequate, and that such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

          15. No Rights or Liabilities as a Stockholder. This Warrant shall not entitle the Holder hereof to any voting rights or other rights as a stockholder of the Company. No provision of this Warrant, in the absence of affirmative action by the Holder hereof to purchase Common Stock, and no mere enumeration herein of the rights or privileges of the Holder hereof, shall give rise to any liability of such Holder for the Purchase Price or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

          16. Notices, etc. All notices and other communications from the Company to the registered Holder of this Warrant shall be mailed by first class certified mail, postage prepaid, at such address as may have been furnished to the Company in writing by such Holder or at the address shown for such Holder on the register of Warrants referred to in Section 10.

          17. Investment Representations. By acceptance of this Warrant, the Holder represents to the Company that this Warrant is being acquired for the Holder's own account and for the purpose of investment and not with a view to, or for sale in connection with, the distribution thereof, nor with any present intention of distributing or selling the Warrant or the Common Stock issuable upon exercise of the Warrant. The Holder acknowledges that the Holder has been afforded the opportunity to meet with the management of the Company and to ask questions of, and receive answers from, such management and the Company's counsel about the business and affairs of the Company and concerning the terms and conditions of the offering of this Warrant, and to obtain any additional information, to the extent that the Company possessed such information or could acquire it without unreasonable effort or expense, necessary to verify the accuracy of the information otherwise obtained by or furnished to the Holder hereof in connection with the offering of this Warrant. The Holder asserts that it may be considered to be a sophisticated investor, is familiar with the risks inherent in speculative investments such as in the Company, has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the investment in this Warrant and the Common Stock issuable upon exercise of this Warrant, and is able to bear the economic risk of the investment. By acceptance of this Warrant, the Holder represents to the Company that it is an "accredited investor" as that term is defined in Rule 501 of the General Rules and Regulations under the 1933 Act by reason of Rule 501(a)(3).
The Holder acknowledges and agrees that this Warrant and, except as otherwise provided in the Registration Rights Agreement, dated as of October 2, 1996, between the Company and Pangaea Fund
Limited (the "Registration Rights Agreement"), the Common Stock issuable upon exercise of this Warrant (if any) have not been (and at the time of acquisition by the Holder, will not have been or will not be), registered under the Securities Act or under the securities laws of any state, in reliance upon certain exemptive provisions of such statutes. The Holder recognizes and acknowledges that such claims of exemption are based, in part, upon the representations of the Holder contained herein. The
Holder further recognizes and acknowledges that because this Warrant and, except as provided in the Registration Rights Agreement, the Common Stock issuable upon exercise of this Warrant (if any) are unregistered, they may not be eligible for resale, and may only be resold in the future pursuant to an effective registration statement under the Securities Act and any applicable state securities laws, or pursuant to a valid exemption from such registration requirements. Unless the shares of Common Stock have theretofore been registered for resale under the Securities Act, the Company may require, as a condition to the issuance of Common Stock upon the exercise of this Warrant (i) in the case of an exercise in accordance with Section 1.1 hereof, a confirmation as of the date of exercise of the Holder's representations pursuant to this Section 17, or (ii) in the case of an exercise in accordance with Section 1.2 hereof, an opinion (in form and substance reasonably satisfactory to the Company) of counsel reasonably satisfactory to the Company that the shares of Common Stock to be issued upon such exercise may be issued without registration under the Securities Act.

          18. Legend. Unless theretofore registered for resale under the Securities Act, each certificate for shares issued upon exercise of this Warrant shall bear the following legend:

The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended. The securities have been acquired for investment and may not be sold, transferred or assigned in the absence of an effective registration statement for the securities under the Securities Act of 1933, as amended, or an opinion of counsel that registration is not required under said Act.

          19. Miscellaneous. This Warrant and any terms hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement or such change, waiver, discharge or termination is sought. This Warrant shall be construed and enforced in accordance with and governed by the internal laws of the Commonwealth of Virginia. The headings in this Warrant are for purposes of reference only, and shall not limit or otherwise affect any of the terms hereof. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

          IN WITNESS WHEREOF, Globalink, Inc. has caused this
Warrant to be executed on its behalf by one of its officers thereunto duly authorized.



Dated:  October __, 1996          GLOBALINK, INC.



                    By___________________________
                      Name:
                      Title:


FORM OF SUBSCRIPTION

(To be signed only on exercise of Warrant)

TO GLOBALINK, INC.

     1. The undersigned Holder of the attached original, executed Warrant hereby elects to exercise its purchase right under such Warrant with respect to ______________ shares of Common Stock, as defined in the Warrant, of Globalink, Inc., a Delaware corporation (the "Company").

     2.     The undersigned Holder (check one):

     (a) elects to pay the aggregate purchase price for such shares of Common Stock (the "Exercise Shares") (i) by lawful money of the United States or the enclosed certified or official bank check payable in United
States dollars to the order of the Company in the amount of $___________, or (ii) by wire transfer of United
States funds to the account of the Company in the amount of $____________, which transfer has been made before or simultaneously with the delivery of this Form of Subscription pursuant to the instructions of the Company;

     or

     (b) elects to receive shares of Common Stock having a value equal to the value of the Warrant calculated in accordance with Section 1.2 of the Warrant.

     3. Please issue a stock certificate or certificates representing the appropriate number of shares of Common Stock in the name of the undersigned or in such other names as is specified below:

     4. The undersigned hereby represents to the Company that the exercise of the Warrant elected hereby does not violate
Section 1.1(b) of the Warrant.


     Name:     _____________________________________

     Address:     _____________________________________

               _____________________________________





Dated:____________ ___, _____          ____________________________
(Signature must conform to
name of Holder as specified
on the face of the Warrant)

                    ____________________________

                    ____________________________
                    (Address)


Exhibit 8
---------

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN OPINION OF COUNSEL THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT.

Right to Purchase 33,613 Shares
of Common Stock of Globalink,
Inc.


GLOBALINK, INC.

Common Stock Purchase Warrant


          GLOBALINK, INC., a Delaware corporation (the "Company"), hereby certifies that, for value received, Pangaea Fund Limited or registered assigns (the "Holder"), is entitled, subject to the terms set forth below, to purchase from the Company at any time or from time to time after the date hereof, and before 5:00 p.m., New York City time, on the Expiration Date (as hereinafter defined), 33,613 fully paid and nonassessable shares of Common Stock, $.01 par value per share, of the Company at a purchase price per share equal to the Purchase Price (as hereinafter defined). The number of such shares of Common Stock and the Purchase Price are subject to adjustment as provided in this Warrant.

          As used herein the following terms, unless the context otherwise requires, have the following respective meanings:

     (a) The term "Business Day" as used herein shall mean a day on which the New York Stock Exchange is open for business.

     (b) The term "Common Stock" includes the Company's Common Stock, $.01 par value per share, as authorized on the date hereof, and any other securities into which or for which the Common Stock may be converted or exchanged pursuant to a plan of recapitalization, reorganization, merger, sale of assets or otherwise.

     (c)     The term "Company" shall include Globalink, Inc., a
Delaware corporation, and any corporation that shall succeed to or assume the obligation of Globalink, Inc. hereunder.

     (d)     The term "Expiration Date" refers to October  ,
2000.

     (e) The term "Other Securities" refers to any stock (other than Common Stock) and other securities of the Company or any other person (corporate or otherwise) which the Holder of this Warrant at any time shall be entitled to receive, or shall have received, on the exercise of this Warrant, in lieu of or in addition to Common Stock, or which at any time shall be issuable or shall have been issued in exchange for or in replacement of Common Stock or Other Securities pursuant to
Section 4.

     (f)     The term "Purchase Price" shall mean $5.25.

          1.     Exercise of Warrant.

          1.1 Exercise at Option of Holder. (a) This Warrant may be exercised by the Holder hereof in full or in part at any time or from time to time during the exercise period specified in the first paragraph hereof until the Expiration Date by surrender of this Warrant and the subscription form annexed hereto (duly executed) by such Holder, to the Company at its principal office, accompanied by payment, in cash or by certified or official bank check payable to the order of the Company in the amount obtained by multiplying (a) the number of shares of Common Stock designated by the Holder in the subscription form by (b) the Purchase Price then in effect. On any partial exercise the Company will forthwith issue and deliver to or upon the order of the Holder hereof a new Warrant or Warrants of like tenor, in the name of the Holder hereof or as such Holder (upon payment by such Holder of any applicable transfer taxes) may request, providing in the aggregate on the face or faces thereof for the purchase of the number of shares of Common Stock for which such Warrant or Warrants may still be exercised.

          (b) Notwithstanding any other provision of this Warrant, in no event shall the Holder be entitled at any time to purchase a number of shares of Common Stock on exercise of this Warrant in excess of that number of shares upon purchase of which the sum of
(1) the number of shares of Common Stock beneficially owned by the Holder and any person whose beneficial ownership of shares of Common Stock would be aggregated with such holder's beneficial ownership of shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Regulation 13D-G thereunder (each a "Restricted Person" and collectively, the "Restricted Persons") (other than shares of Common Stock deemed beneficially owned through the ownership of the unexercised portion of this Warrant or any warrant containing a restriction similar to this Section 1(b) which is beneficially owned by any such Restricted Person) and (2) the number of shares of Common Stock issuable upon exercise of the portion of this Warrant with respect to which the determination in this sentence is being made, would result in beneficial ownership by any Restricted Person of more than 4.9% of the outstanding shares of Common Stock. For purposes of the immediately preceding sentence, beneficial ownership shall be determined in accordance with
Section 13(d) of the Exchange Act and Regulation 13D-G thereunder, except as otherwise provided in clause (1) of the immediately preceding sentence.

          1.2 Net Issuance. Notwithstanding anything to the contrary contained in Section 1.1, the Holder may elect to exercise this Warrant in whole or in part by receiving shares of Common Stock equal to the net issuance value (as determined below) of this Warrant, or any part hereof, upon surrender of this Warrant at the principal office of the Company together with notice of such election, in which event the Company shall issue to the Holder a number of shares of Common Stock computed using the following formula:

            X = Y (A-B)
                -------
                    A

     Where:     X =     the number of shares of Common Stock to be
issued to the Holder

               Y =     the number of shares of Common Stock as to
which this Warrant is to be exercised

               A =     the current fair market value of one share of
Common Stock calculated as of the last trading day immediately preceding the exercise of this Warrant

               B =     the Purchase Price

          As used herein, current fair market value of one share of Common Stock as of a specified date shall mean the average of the closing bid prices of the Common Stock on the principal securities market on which the Common Stock may at the time be traded over a period of five Business Days consisting of the day as of which the current fair market value of a share of Common Stock is being determined (or if such day is not a Business Day, the Business Day next preceding such day) and the four consecutive Business Days prior to such day. If on the date for which current fair market value is to be determined the Common Stock is not eligible for trading on any securities market, the current fair market value of one share of Common Stock shall be the highest price per share which the Company could then obtain from a willing buyer (not a current employee or director) for shares of Common Stock sold by the Company, from authorized but unissued shares, as determined in good faith by the Board of Directors of the Company, unless prior to such date the Company has become subject to a merger, acquisition or other consolidation pursuant to which the Company is not the surviving party, in which case the current fair market value of the Common Stock shall be deemed to be the value received by the holders of the Company's Common Stock for each share thereof pursuant to the Company's acquisition.

          2. Delivery of Stock Certificates, etc., on Exercise. As soon as practicable after the exercise of this Warrant, and in any event within three days thereafter, the Company at its expense (including the payment by it of any applicable issue or stamp taxes) will cause to be issued in the name of and delivered to the Holder hereof, or as such Holder (upon payment by such Holder of any applicable transfer taxes) may direct, a certificate or certificates for the number of fully paid and nonassessable shares of Common Stock (or Other Securities) to which such Holder shall be entitled on such exercise, in such denominations as may be requested by such Holder, plus, in lieu of any fractional share to which such Holder would otherwise be entitled, cash equal to such fraction multiplied by the then current fair market value (as determined in accordance with subsection 1.2) of one full share, together with any other stock or other securities any property (including cash, where applicable) to which such Holder is entitled upon such exercise pursuant to Section 1 or otherwise. Upon exercise of this Warrant as provided herein, the Company's obligation to issue and deliver the certificates for Common Stock shall be absolute and unconditional, irrespective of the absence of any action by the Holder to enforce the same, any waiver or consent with respect to any provision thereof, the recovery of any judgment against any person or any action to enforce the same, any failure or delay in the enforcement of any other obligation of the Company to the Holder, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder of any obligation to the Company, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the Holder in connection with such exercise. If the Company fails to issue and deliver the certificates for the Common Stock to the Holder pursuant to the first sentence of this paragraph as and when required to do so, in addition to any other liabilities the Company may have hereunder and under applicable law, the Company shall pay or reimburse the Holder on demand for all out-of-pocket expenses including, without limitation, fees and expenses of legal counsel incurred by the Holder as a result of such failure.

          3. Adjustment for Dividends in Other Stock, Property, etc.; Reclassification, etc. In case at any time or from time to time, all the holders of Common Stock (or Other Securities) shall have received, or (on or after the record date fixed for the determination of stockholders eligible to receive) shall have become entitled to receive, without payment therefor,

     (a) other or additional stock or other securities or property (other than cash) by way of dividend, or

     (b) any cash (excluding cash dividends payable solely out of earnings or earned surplus of the Company), or

     (c) other or additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, recapitalization, combination of shares or similar corporate rearrangement, other than additional shares of Common Stock (or Other Securities) issued as a stock dividend or in a stock-split (adjustments in respect of which are provided for in Section 5), then and in each such case the Holder of this Warrant, on the exercise hereof as provided in Section 1, shall be entitled to receive the amount of stock and other securities and property (including cash in the cases referred to in subdivisions (b) and (c) of this Section 3) which such Holder would hold on the date of such exercise if on the date hereof the Holder had been the holder of record of the number of shares of Common Stock called for on the face of this Warrant and had thereafter, during the period from the date hereof to and including the date of such exercise, retained such shares and all such other or additional stock and other securities and property (including cash in the case referred to in subdivisions
(b) and (c) of this Section 3) receivable by the Holder as aforesaid during such period, giving effect to all adjustments called for during such period by Section 4.

          4. Adjustment for Reorganization, Consolidation, Merger, etc. In case at any time or from time to time, the Company shall (a) effect a reorganization, (b) consolidate with or merge into any other person, or (c) transfer all or substantially all of its properties or assets to any other person under any plan or arrangement contemplating the dissolution of the Company, then, in each such case, as a condition of such reorganization, consolidation, merger, sale or conveyance, the Company shall give at least 30 days notice to the Holder of such pending transaction whereby the Holder shall have the right to exercise this Warrant prior to any such reorganization, consolidation, merger, sale or conveyance. Any exercise of this Warrant pursuant to notice under this paragraph shall be conditioned upon the closing of such reorganization, consolidation, merger, sale or conveyance which is the subject of the notice and the exercise of this Warrant shall not be deemed to have occurred until immediately prior to the closing of such transaction.

          5. Adjustment for Extraordinary Events. In the event that the Company shall (i) issue additional shares of the Common Stock as a dividend or other distribution on outstanding Common Stock, (ii) subdivide or reclassify its outstanding shares of Common Stock, or (iii) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock, then, in each such event, the Purchase Price shall, simultaneously with the happening of such event, be adjusted by multiplying the then Purchase Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such event and the denominator of which shall be the number of shares of Common Stock outstanding immediately after such event, and the product so obtained shall thereafter be the Purchase Price then in effect. The Purchase Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described herein in this Section 5. The Holder of this Warrant shall thereafter, on the exercise hereof as provided in Section 1, be entitled to receive that number of shares of Common Stock determined by multiplying the number of shares of Common Stock which would be issuable on such exercise as of immediately prior to such issuance by a fraction of which (i) the numerator is the Purchase Price in effect immediately prior to such issuance and (ii) the denominator is the Purchase Price in effect on the date of such exercise.

          6. Further Assurances. The Company will take all action that may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of stock, free from all taxes, liens and charges with respect to the issue thereof, on the exercise of all or any portion of this Warrant from time to time outstanding.

          7.     Notices of Record Date, etc.  In the event of

     (a) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend on, or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, or

     (b) any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any transfer of all or substantially all of the assets of the Company to or consolidation or merger of the Company with or into any other person, or

     (c) any voluntary or involuntary dissolution, liquidation or winding-up of the Company,

then and in each such event the Company will mail or cause to be mailed to the Holder, at least ten days prior to such record date, a notice specifying (i) the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right, (ii) the date on which any such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding-up is to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or Other Securities) shall be entitled to exchange their shares of Common Stock (or Other Securities) for securities or other property deliverable on such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding-up, and (iii) the amount and character of any stock or other securities, or rights or options with respect thereto, proposed to be issued or granted, the date of such proposed issue or grant and the persons or class of persons to whom such proposed issue or grant is to be offered or made. Such notice shall also state that the action in question or the record date is subject to the effectiveness of a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), or a favorable vote of stockholders if either is required. Such notice shall be mailed at least ten days prior to the date specified in such notice on which any such action is to be taken or the record date, whichever is earlier.

          8. Reservation of Stock, etc., Issuable on Exercise of Warrants. The Company will at all times reserve and keep available, solely for issuance and delivery on the exercise of this Warrant, all shares of Common Stock (or Other Securities) from time to time issuable on the exercise of this Warrant.

          9. Transfer of Warrant. This Warrant shall inure to the benefit of the successors to and assigns of the Holder. This Warrant and all rights hereunder, in whole or in part, is registrable at the office or agency of the Company referred to below by the Holder hereof in person or by his duly authorized attorney, upon surrender of this Warrant properly endorsed.

          10. Register of Warrants. The Company shall maintain, at the principal office of the Company (or such other office as it may designate by notice to the Holder hereof), a register in which the Company shall record the name and address of the person in whose name this Warrant has been issued, as well as the name and address of each successor and prior owner of such Warrant. The Company shall be entitled to treat the person in whose name this Warrant is so registered as the sole and absolute owner of this Warrant for all purposes.

          11. Exchange of Warrant. This Warrant is exchangeable, upon the surrender hereof by the Holder hereof at the office or agency of the Company referred to in Section 10, for one or more new Warrants of like tenor representing in the aggregate the right to subscribe for and purchase the number of shares of Common Stock which may be subscribed for purchase hereunder, each of such new Warrants to represent the right to subscribe for and purchase such number of shares as shall be designated by said Holder hereof at the time of such surrender.

          12. Replacement of Warrant. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of any such loss, theft or destruction of this Warrant, on delivery of an indemnity agreement or security reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, on surrender and cancellation of this Warrant, the Company at its expense will execute and deliver, in lieu thereof, a new Warrant of like tenor.

          13. Warrant Agent. The Company may, by written notice to the Holder, appoint an agent having an office in the United States of America, for the purpose of issuing Common Stock (or
Other Securities) on the exercise of this Warrant pursuant to
Section 1, exchanging this Warrant pursuant to Section 11, and replacing this Warrant pursuant to Section 12, or any of the foregoing, and thereafter any such issuance, exchange or replacement, as the case may be, shall be made at such office by such agent.

          14. Remedies. The Company stipulates that the remedies at law of the Holder of this Warrant in the event of any default or threatened default by the Company in the performance of or compliance with any of the terms of this Warrant are not and will not be adequate, and that such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

          15. No Rights or Liabilities as a Stockholder. This Warrant shall not entitle the Holder hereof to any voting rights or other rights as a stockholder of the Company. No provision of this Warrant, in the absence of affirmative action by the Holder hereof to purchase Common Stock, and no mere enumeration herein of the rights or privileges of the Holder hereof, shall give rise to any liability of such Holder for the Purchase Price or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

          16. Notices, etc. All notices and other communications from the Company to the registered Holder of this Warrant shall be mailed by first class certified mail, postage prepaid, at such address as may have been furnished to the Company in writing by such Holder or at the address shown for such Holder on the register of Warrants referred to in Section 10.

          17. Investment Representations. By acceptance of this Warrant, the Holder represents to the Company that this Warrant is being acquired for the Holder's own account and for the purpose of investment and not with a view to, or for sale in connection with, the distribution thereof, nor with any present intention of distributing or selling the Warrant or the Common Stock issuable upon exercise of the Warrant. The Holder acknowledges that the Holder has been afforded the opportunity to meet with the management of the Company and to ask questions of, and receive answers from, such management and the Company's counsel about the business and affairs of the Company and concerning the terms and conditions of the offering of this Warrant, and to obtain any additional information, to the extent that the Company possessed such information or could acquire it without unreasonable effort or expense, necessary to verify the accuracy of the information otherwise obtained by or furnished to the Holder hereof in connection with the offering of this Warrant. The Holder asserts that it may be considered to be a sophisticated investor, is familiar with the risks inherent in speculative investments such as in the Company, has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the investment in this Warrant and the Common Stock issuable upon exercise of this Warrant, and is able to bear the economic risk of the investment. By acceptance of this Warrant, the Holder represents to the Company that it is an "accredited investor" as that term is defined in Rule 501 of the General Rules and Regulations under the 1933 Act by reason of Rule 501(a)(3).
The Holder acknowledges and agrees that this Warrant and, except as otherwise provided in the Registration Rights Agreement, dated as of October 2, 1996, between the Company and Pangaea Fund
Limited (the "Registration Rights Agreement"), the Common Stock issuable upon exercise of this Warrant (if any) have not been (and at the time of acquisition by the Holder, will not have been or will not be), registered under the Securities Act or under the securities laws of any state, in reliance upon certain exemptive provisions of such statutes. The Holder recognizes and acknowledges that such claims of exemption are based, in part, upon the representations of the Holder contained herein. The
Holder further recognizes and acknowledges that because this Warrant and, except as provided in the Registration Rights Agreement, the Common Stock issuable upon exercise of this Warrant (if any) are unregistered, they may not be eligible for resale, and may only be resold in the future pursuant to an effective registration statement under the Securities Act and any applicable state securities laws, or pursuant to a valid exemption from such registration requirements. Unless the shares of Common Stock have theretofore been registered for resale under the Securities Act, the Company may require, as a condition to the issuance of Common Stock upon the exercise of this Warrant (i) in the case of an exercise in accordance with Section 1.1 hereof, a confirmation as of the date of exercise of the Holder's representations pursuant to this Section 17, or (ii) in the case of an exercise in accordance with Section 1.2 hereof, an opinion (in form and substance reasonably satisfactory to the Company) of counsel reasonably satisfactory to the Company that the shares of Common Stock to be issued upon such exercise may be issued without registration under the Securities Act.

          18. Legend. Unless theretofore registered for resale under the Securities Act, each certificate for shares issued upon exercise of this Warrant shall bear the following legend:

The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended. The securities have been acquired for investment and may not be sold, transferred or assigned in the absence of an effective registration statement for the securities under the Securities Act of 1933, as amended, or an opinion of counsel that registration is not required under said Act.

          19. Miscellaneous. This Warrant and any terms hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement or such change, waiver, discharge or termination is sought. This Warrant shall be construed and enforced in accordance with and governed by the internal laws of the Commonwealth of Virginia. The headings in this Warrant are for purposes of reference only, and shall not limit or otherwise affect any of the terms hereof. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

          IN WITNESS WHEREOF, Globalink, Inc. has caused this
Warrant to be executed on its behalf by one of its officers thereunto duly authorized.



Dated:  October __, 1996          GLOBALINK, INC.



                    By___________________________
                      Name:
                      Title:


FORM OF SUBSCRIPTION

(To be signed only on exercise of Warrant)

TO GLOBALINK, INC.

     1. The undersigned Holder of the attached original, executed Warrant hereby elects to exercise its purchase right under such Warrant with respect to ______________ shares of Common Stock, as defined in the Warrant, of Globalink, Inc., a Delaware corporation (the "Company").

     2.     The undersigned Holder (check one):

     (a) elects to pay the aggregate purchase price for such shares of Common Stock (the "Exercise Shares") (i) by lawful money of the United States or the enclosed certified or official bank check payable in United
States dollars to the order of the Company in the amount of $___________, or (ii) by wire transfer of United
States funds to the account of the Company in the amount of $____________, which transfer has been made before or simultaneously with the delivery of this Form of Subscription pursuant to the instructions of the Company;

     or

     (b) elects to receive shares of Common Stock having a value equal to the value of the Warrant calculated in accordance with Section 1.2 of the Warrant.

     3. Please issue a stock certificate or certificates representing the appropriate number of shares of Common Stock in the name of the undersigned or in such other names as is specified below:

     4. The undersigned hereby represents to the Company that the exercise of the Warrant elected hereby does not violate
Section 1.1(b) of the Warrant.


     Name:     _____________________________________

     Address:     _____________________________________

               _____________________________________





Dated:____________ ___, _____          ____________________________
(Signature must conform to
name of Holder as specified
on the face of the Warrant)

                    ____________________________

                    ____________________________
                    (Address)